UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
JUN 30 2003
WASH. D.C.
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended December 31, 2002

Commission file number 001-03344

SARA LEE CORPORATION 401 (K) SUPPLEMENTAL SAVINGS PLAN

(Full title of the plan)

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
SARA LEE CORPORATION
401(k) SUPPLEMENTAL SAVINGS PLAN
DECEMBER 31, 2002 AND JUNE 30, 2002

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Sara Lee Corporation
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Sara Lee Corporation 401(k) Supplemental Savings Plan as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the six-month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and June 30, 2002, and the changes in net assets available for benefits for the six-month period ended December 31, 2002, on the basis of accounting described in note B.

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 27, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Sara Lee Corporation
401(k) Supplemental Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2002 and June 30, 2002

	December 31, 2002			
	Allocated	Unallocated	Total	June 30, 2002
Assets				
Investments, at fair value (note B)				
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (note D)	$ 666,888,290	$ -	$ 666,888,290	$ 520,095,153
Sara Lee Corporation preferred stock	264,206,552	285,891,324	550,097,876	-
Sara Lee Corporation common stock	37,377,360	21,208,719	58,586,079	-
Cash and cash equivalents	-	1,188	1,188	-
Total investments	968,472,202	307,101,231	1,275,573,433	520,095,153
Interest and dividends receivable	247,502	146,281	393,783	-
Total assets	968,719,704	307,247,512	1,275,967,216	520,095,153
Liabilities				
Notes payable				
Short-term notes	-	44,175,277	44,175,277	-
Long-term notes	-	164,958,959	164,958,959	-
Total liabilities	-	209,134,236	209,134,236	-
Net assets available for benefits	$ 968,719,704	$ 98,113,276	$ 1,066,832,980	$ 520,095,153

The accompanying notes are an integral part of these statements.

Sara Lee Corporation
401(k) Supplemental Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Six-month period ended December 31, 2002

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 4,701,257	$ -	$ 4,701,257
Participant	30,047,377	-	30,047,377
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment loss	(8,109,870)	-	(8,109,870)
Total additions	26,638,764	-	26,638,764
Deductions			
Benefits paid to participants	25,981,393	-	25,981,393
Administrative expenses	432,615	-	432,615
Total deductions	26,414,008	-	26,414,008
Net transfers to the Plan (note C)			-
Transfer in due to plan mergers	447,699,202	98,113,276	545,812,478
Transfer in due to ESOP diversification	700,593	-	700,593
Total net transfers	448,399,795	98,113,276	546,513,071
Net increase	448,624,551	98,113,276	546,737,827
Net assets available for benefits			
Beginning of the period	520,095,153	-	520,095,153
End of the period	$ 968,719,704	$ 98,113,276	$ 1,066,832,980

The accompanying notes are an integral part of this statement.

Sara Lee Corporation
401(k) Supplemental Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and June 30, 2002

NOTE A - DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Supplemental Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation (the "Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

During the six-month period ended December 31, 2002, the Plan year changed from a fiscal year (beginning July 1 and ending June 30), to a calendar year ending December 31.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan (the "ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan (the "ERG ESOP") (collectively the "ESOPS"), separate plans sponsored by the Company, were merged into the Plan. See note C for further details, and note K for Plan provision changes subsequent to the mergers.

The following is a summary of the Plan's provisions prior to the aforementioned mergers.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). In addition, certain groups of participants are eligible for Company profit-sharing contributions as defined in the Plan agreement.

Eligible participants, as defined by the Plan agreement, receive Company matching contributions in an amount up to 25% of the first 4% of the participant's tax-deferred contributions.

NOTE A - DESCRIPTION OF PLAN - Continued

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching and profit-sharing contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company profit-sharing contributions and Company matching contributions.

Forfeitures

If a participant who is eligible to receive Company profit-sharing contributions and/or Company matching contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are to be used to reduce Company contributions or are allocated to other eligible participants as defined in the Plan agreement applicable to those certain groups of participants.

Investment Options

Participants may direct the portion of their account balance that includes participant and Company profit-sharing contributions amongst various investment options currently available in the Plan. Participants may change their investment elections daily. Company matching contributions must be invested in the Sara Lee Corporation Common Stock Fund (the "Company Stock Fund") (see note H).

Loans to Participants

Participants may borrow from their vested account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. Loans must be repaid within four years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Only one loan may be outstanding at a time.

NOTE A - DESCRIPTION OF PLAN - Continued

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, contributions receivable of approximately $16,200,000, and other payables of approximately $722,000 (primarily accrued interest and administrative expenses) would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2002.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Valuation of Investments

The Plan's interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and certain investments in common/collective trusts (collectively, "Investment Contracts"), quoted market prices are used to value investments in the SLC Investment Trust. Investment Contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying Investment Contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the Investment Contracts as of December 31, 2002 and June 30, 2002, was approximately 5.4% and 6.0%, respectively. The average yield for the Investment Contracts for the year ended December 31, 2002, was approximately 5.7%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C - PLAN MERGERS

The ESOPS merged into the Plan at December 31, 2002. The ESOPS were leveraged plans; therefore, activity related to the unallocated accounts is separated from allocated account information. The allocated accounts of the ESOPS represent assets no longer collateralized by the notes payable and that employees have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible employees.

NOTE C - PLAN MERGERS - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes were transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance is now scheduled to be paid off in the year 2003. The scheduled amortization of the Original Notes for the next year is $40,603,082 for 2003. The Original Notes bear interest at 8.176%.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan bears interest at 6.25% and is due on June 15, 2004. The $985,000 term loan bears interest at 7.48% and is due on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. As of December 31, 2002 and 2001, the outstanding Wachovia Prepayment Notes was $15,670,000. The aggregate principal balance is due on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed the trustee as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and State Street Bank and Trust Company, as independent fiduciary and trustee of the Plan ("SSB"), in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 shares related to December 1998.

NOTE C - PLAN MERGERS - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company series of loans in the aggregate principal amount of $212,582,457 to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. Consequently, loans in the amounts of $22,584,361, $21,450,563, $19,117,702, $18,181,686, $15,963,959, $15,203,659, $13,121,804, $12,401,037 and $22,401,012 were issued on December 15, 2002, June 15, 2002, December 15, 2001, June 15, 2001, December 15, 2000, June 15, 2000, December 15, 1999, June 15, 1999, and December 15, 1998, respectively. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. Effective as of June 15, 1999, the aggregate loan outstanding will bear an interest rate of 6.3%, and interest is payable semiannually on June 15 and December 15, commencing December 15, 1999. Principal installment payments will commence on December 15, 2004, with the final payment due on December 15, 2029, as set forth in the related note agreement. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. In June 2003, June 2002, and May 1999, prepayments of the Sara Lee loan in the amounts of $16,200,632, $11,045,710, and $1,921,114, respectively, were made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million (the "Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made $6,551,969 (deemed to be 2001 ESOP plan year contribution), of cash contributions to the ESOP to reduce the incremental contribution due to the ESOP. The trustee used the contributions to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements. The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

NOTE C - PLAN MERGERS - Continued

Notes Payable – The Earthgrains Company Employee Stock Ownership/401(k) Plan

In July 1996, the ERG ESOP issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997, and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes and the Earthgrains common stock was converted to Company common stock.

Account Diversification

Participants of the ESOPS who are age 55 or older and have at least 10 years of plan participation in the ESOP are eligible to diversify their accounts through investment options currently available in the Plan. During the first five years of eligibility, participants may diversify up to 25% of their account balance (up to 50% during the sixth year).

Approximate transfers into the Plan during the six-month period ended December 31, 2002, are summarized in the following table:

Transaction	Transfer in	Effective date
Transfer due to the merger in of the Sara Lee Corporation Employee Stock Ownership Plan	$382,161,000	December 2002
Transfer due to the merger in of The Earthgrains Company Employee Stock Ownership/401(k) Plan	163,651,000	December 2002
Transfer due to ESOP diversification	701,000	Various dates

NOTE D - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The assets of the SLC Investment Trust are held by The Northern Trust Company.

NOTE D - INTEREST IN SLC INVESTMENT TRUST - Continued

At December 31, 2002 and June 30, 2002, the Plan's interest in the net assets of the SLC Investment Trust was approximately 99% and 98%, respectively. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2002 and June 30, 2002, is as follows:

	December 31, 2002	June 30, 2002
Non-interest-bearing cash	$ 35,184	$ -
Investments, at fair value		
Corporate stocks – common	78,260,719	69,517,956
Investment in common/collective trusts	30,143,574	23,236,520
Investment in registered investment companies	246,567,078	273,196,616
Participant loans	13,086,794	12,504,583
Investments, at contract value		
Unallocated Investment Contracts	161,167,945	149,364,962
Total investments	529,261,294	527,820,637
Receivables	146,492,329*	2,001,078
Liabilities	(442,782)	(236,391)
Net assets of SLC Investment Trust	$675,310,841	$529,585,324

* The December 31, 2002, receivable includes an amount related to assets in transit related to ERG ESOP merger into the Plan.

SLC Investment Trust loss allocated to the participating plans for the six-month period ended December 31, 2002, is as follows:

Interest and dividend income	$ 4,224,541
Net appreciation (depreciation) in fair value of investments	
Corporate stocks – common	6,789,712
Investment in registered investment companies	(24,155,708)
Other	5,176,453
Net investment loss	$ (7,965,002)

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

In July 2002, the plan sponsor filed for a new determination letter. The Internal Revenue Service had previously determined and informed the Company by a letter dated July 1, 1996, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving that determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by The Northern Trust Company, therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Sara Lee Corporation stock (see note H).

Sara Lee Corporation
401(k) Supplemental Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2002 and June 30, 2002

NOTE H - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS are as follows:

	December 31, 2002			June 30,
	Allocated	Unallocated	Total	2002
Net assets				
Sara Lee Corporation preferred stock	$264,206,552	$ 285,891,324	$ 550,097,876	$ -
Sara Lee Corporation common stock	136,709,651	21,208,719	157,918,370	68,327,440
Investment in common/collective trust - short-term investment fund	2,412,257	1,188	2,413,445	1,931,774
Dividends receivable	776,915	146,103	923,018	493,994
Short-term interest receivable	3,000	178	3,178	3,194
Liabilities	(5,757)	(209,134,236)	(209,139,993)	(206,235)
Total	$404,102,618	$ 98,113,276	$502,215,894	$70,550,167

	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ 7,712,136	$ -	$ 7,712,136
Participant contributions	2,103,575	-	2,103,575
Company contributions	3,126,831	-	3,126,831
Distribution to participants	(2,093,001)	-	(2,093,001)
Transfers to other funds	(1,294,039)	-	(1,294,039)
Transfers in/out of Plan	323,996,949	98,113,276	422,110,225
Administrative expenses	-	-	-
Total	$ 333,552,451	$ 98,113,276	$ 431,665,727

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002, to the Form 5500:

	December 31, 2002	June 30, 2002
Net assets available for benefits per the financial statements	$1,066,832,980	$520,095,153
Amounts due to participants	3,471,432	3,651,951
Net assets available for benefits per the Form 5500	$1,063,361,548	$516,443,202

The following is a reconciliation of benefits to participants according to the financial statements for the six-month period ended December 31, 2002, to the Form 5500:

Benefits paid per the financial statements	$25,981,393
Amounts allocated to withdrawing participants at	
December 31, 2002	3,471,432
June 30, 2002	(3,651,951)
Benefits paid per the Form 5500	$25,800,874

NOTE J - NONEXEMPT TRANSACTIONS

Certain employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. The Company did contribute all late contributions and interest on the funds borrowed to the Plan by March 2003.

NOTE K - SUBSEQUENT EVENTS

The Plan name was changed in January 2003 to the Sara Lee Corporation 401(k) Plan.

The Plan was amended whereby the previous Company matching contribution formula has changed. Effective January 2003, the Company contributions are calculated by a three-tiered formula as defined in the Plan agreement.

In addition, effective January 2003, the Company contribution and match funding mechanics of the Plan changed as a result of the Plan's merger of the ESOPS. As stated in the Plan agreement, the Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to prepay partially a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.



SUPPLEMENTAL SCHEDULES

Sara Lee Corporation
401(k) Supplemental Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
*	Sara Lee Corporation	Convertible preferred stock (3,054,742 shares)	$ 217,557,454	$ 550,097,876
*	Sara Lee Corporation	Common stock (2,602,669 shares)	47,109,755	58,586,079
*	The Northern Trust Company	Short-Term Investment Fund	1,188	1,188
			$ 264,668,397	$ 608,685,143

* Party-in-interest as defined by ERISA Section 3(14).

Sara Lee Corporation
401(k) Supplemental Savings Plan
SCHEDULE OF NONEXEMPT TRANSACTIONS
Six-month period ended December 31, 2002

Identity of party involved	Relationship to Plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Amount loaned	Interest incurred on loans
Sara Lee Corporation	Plan sponsor	Lending of monies from the Plan to the Company (employee contributions not remitted in a timely manner): Deemed loans with dates ranging from September 24, 2001 to July 22, 2002; all loans matured on or before March 31, 2003, with interest at annual rates ranging from 6% to 7%	$ 9,958	$ 130

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003

Sara Lee Corporation 401(k) Supplemental Savings Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: [signature]

Lois M. Huggins, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP
99.1	Certification of the Plan's Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of the Plan's Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation 401(k) Supplemental Savings Plan's previously filed Registration Statement File No. 33-35760 and No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
June 27, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

With reference to the Annual Report of the Sara Lee Corporation 401(k) Supplemental Savings Plan (the "Plan") on Form 11-K for the six-month period ended December 31, 2002 (the "Report"), I, L.M. (Theo) de Kool, as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Financial Officer of the Plan, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

L.M. (Theo) de Kool,
as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Financial Officer of the Plan

Dated: June 27, 2003

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

With reference to the Annual Report of the Sara Lee Corporation 401(k) Supplemental Savings Plan (the "Plan") on Form 11-K for the six-month period ended December 31, 2002 (the "Report"), I, Lois M. Huggins, as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Executive Officer of the Plan, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Lois M. Huggins,
as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Executive Officer of the Plan

Dated: June 27, 2003

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.